March 2, 2020

Michael Shenher
Chairman, Chief Executive Officer, and Director
Hemp Technology, Inc.
3000, 421   7th Avenue SW
Calgary, Alberta, Canada

       Re: Hemp Technology, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed February 21, 2020
           File No. 000-56135

Dear Mr. Shenher:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 29, 2020 letter.

Amendment No.1 to Registration Statement on Form 10-12G filed on February 21,
2020

Item 1. Business, page 4

1. We note your response to our prior comment number 1. Please expand your disclosures to state, if true, that you do not believe that the acquisition of Pettanicals Pet Treats Inc. is considered probable. We reference the guidance in Rule 8-04 of Regulation S-X.
Principal Products or Services, page 4

2. We note your response to our prior comment 4. Please clarify whether the Pettanical branded products include CBD. To the extent that they do, please tell us why the risk factor deleted from page 12 is not applicable to your planned operations. To the extent you plan to market and sell food products, including animal foods and supplements, that contain CBD in a manner that would violate US federal law, please make this clear in
 Michael Shenher
Hemp Technology, Inc.
March 2, 2020
Page 2
      your risk factors and and in your business section, or tell us why your operations would not be in violation of US federal law.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 19

3. We note your disclosure that as of October 31, 2019 the Company had $27,400 of cash on hand and that management believes it has sufficient cash to finance its operations for the next twelve months without adding any revenues. Given your going concern disclosure on page F-6 and your current burn rate as disclosed on page 14, it is not apparent how the
      Company has sufficient resources to fund its operations for the next twelve months. Please advise or revise.
Exhibits

4. We note your response to our prior comment 20 and the filing of your articles of incorporation dated October 17, 2005 as Exhibit 3.10. However, we were not able to locate your amendment dated April 2, 2007 and your Articles of Domestication with the
      State of Wyoming dated July 23, 2013. With your next amendment, please file the complete articles of incorporation for the company, as amended. Refer to Item
      601(b)(3)(i) of Regulation S-K.
        You may contact Ameen Hamady at 202-551-3891 or Brian Cascio at 202-551-3676
if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Shenher
                                                           Division of
Corporation Finance
Comapany NameHemp Technology, Inc.
                                                           Office of Life
Sciences
March 2, 2020 Page 2
cc:       T.J. Jesky, Esq.
FirstName LastName